Exhibit 99.3

SRK Consulting (Canada) Inc. 1500, 155 University Avenue Toronto, Ontario, Canada M5H 3B7 T: +1.416.601.1445 F: +1.416.601.9046 toronto@srk.com www.srk.com

To: Denison Mines Corp.

CONSENT OF QUALIFIED PERSON

I, G. David Keller, PGeo, do hereby consent to the public filing of the technical report titled “Technical Report with an Updated Mineral Resource Estimate for the Midwest Property, Northern Saskatchewan, Canada” (the Technical Report) dated March 26, 2018, by Denison Mines Corp.

I also consent to any extracts from or a summary of the Technical Report in the press release of Denison Mines Corp. dated March 27, 2018 (the “Disclosure”).

I certify that I have read the Disclosure and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 27th day of March 2018.

(Signed) “G. David Keller”

G. David Keller, PGeo.

Local Offices: Saskatoon Sudbury Toronto Vancouver Yellowknife	Group Offices: Africa Asia Australia Europe North America South America